Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 18, 2015

Relating to Preliminary Prospectus dated June 17, 2015

Registration No. 333-205026

SS&C Technologies Holdings, Inc.

This free writing prospectus relates to, and should be read together with, the preliminary prospectus supplement issued by SS&C Technologies Holdings, Inc. (the “Company”) and dated June 17, 2015 (together with the prospectus dated June 17, 2015 included in the Company’s Registration Statement on Form S-3 (File No. 333-205026), the “Preliminary Prospectus”). Terms used but not otherwise defined herein have the meanings assigned to them in the Preliminary Prospectus.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Increase in offering size: The size of the offering has been increased to 10,500,000 shares of our common stock, for an aggregate price to public of $645,750,000, assuming no exercise of the underwriters’ option to purchase additional shares.

Public offering price: $61.50 per share.

Underwriters’ option to purchase additional shares: 1,575,000 shares.

Common stock to be issued and outstanding after this offering: 92,352,000 shares, assuming no exercise of the underwriters’ option to purchase additional shares; 93,927,000 shares, if the underwriters’ option to purchase additional shares is exercised in full.

Use of proceeds: We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $625 million. We expect to use approximately $400 million of the net proceeds from this offering, together with the proceeds from the Senior Secured Credit Facilities and the Notes, to finance our pending acquisition of Advent, to refinance the loans outstanding under our existing credit agreement, to repay Advent’s existing indebtedness and to pay related fees and expenses. We expect to use the remaining net proceeds from this offering, including any proceeds from the underwriters’ exercise of their option to purchase additional shares, for general corporate purposes.

Completion of this offering is not contingent upon consummation of the Advent acquisition or the terms of the Advent acquisition. If the Advent acquisition is not consummated for any reason, we will use the entire net proceeds from this offering for general corporate purposes.

Other changes: The following table sets forth the estimated sources and uses of funds in connection with the Advent acquisition. The actual sources and uses of funds may vary from the estimated sources and uses of funds in the table and accompanying footnotes set forth below. You should read the following together with the information included in the Preliminary Prospectus under the headings “Prospectus Summary—Recent Developments—Financing of the Advent Acquisition” and “Prospectus Summary—Unaudited Pro Forma Combined Condensed Financial Information.”

Sources of Funds		Uses of Funds
(in millions)
New Term Loan A-1	$40	Equity Advent acquisition consideration	$2,418
New Term Loan A-2	160	Refinancing of existing indebtedness(2)	806
New Term Loan B-1	1,820	Estimated fees and expenses(3)	150
New Term Loan B-2	460	Cash to balance sheet	252

New Revolving Credit Facility(1)	—
The Notes	500
This offering	646

Total Sources of Funds	$3,626	Total Uses of Funds	$3,626

(1)	The New Revolving Credit Facility will provide for aggregate borrowings of up to $150 million, which is expected to be undrawn at the closing of the Advent acquisition and be available for working capital purposes.
(2)	Represents the repayment of $601 million of existing SS&C indebtedness comprised of facilities used in connection with its acquisition of GlobeOp in 2012 and $205 million of existing Advent indebtedness comprised of $190 million under a term loan facility and $15 million under a revolving credit facility.
(3)	Consists of our estimate of fees and expenses associated with the Advent acquisition and the associated financing transactions, including placement fees, initial purchaser discounts and commissions, underwriting fees, arranging fees and other financing fees and other transaction costs and advisory and professional fees.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005 or by email at prospectus.cpdg@db.com or by telephone at (800) 503-4611; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or telephone: 1-800- 221-1037, or email: newyork.prospectus@credit-suisse.com.